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                                TBM Holdings Inc.
                                 136 Main Street
                           Westport, Connecticut 06880

                                 March 21, 2001


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn.:  Geoffrey W. Edwards, Esq., Mail Stop 3-6

         Re:  TBM Holdings Inc. Registration Statement on
              Form SB-2 (Registration No. 333-48954)

Ladies and Gentlemen:

         Pursuant to Rule 477(a) of the Securities Act of 1933 (the "Securities Act"), TBM Holdings Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form SB-2 (Registration No. 333-48954), originally filed on October 30, 2000, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was not declared effective. The Company has determined not to proceed with the shelf registration contemplated by the Registration Statement based upon a determination by the Company that it would not be in its best interests to proceed with the offering at this time.

         The Company further requests that, pursuant to Rule 477(c) of the Securities Act, an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto."

         Please direct any questions regarding this request to my attention at
(203) 227-6140.

                                                     Respectfully,

                                                     /s/ William A. Schwartz
                                                     ---------------------------
                                                     William A. Schwartz
                                                     President